The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

September 24, 2007
Hugh Fuller
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
100 F. Street N.E.
Washington D.C. 20549
Phone (202) 551-3853
Fax (202) 772-9210

Re:	EPAZZ, Inc.
Amendment No. 2 to Form SB-2
File No. 333-139117
Filed August 6, 2007

Dear Mr. Fuller,

We have enclosed three red-lined copies of the amended registration statement for your review.  In response to your comment letter dated August 16, 2007, EPAZZ, Inc. (the “Company,” “we,” and “us”) has the following responses:

Risk Factors

1.	Here and in your management’s discussion and analysis, please clarify the portion of the $70,000 that management deems applicable to the expense of being a public company.

RESPONSE:

We have revised the Registration Statement to state that approximately $40,000 of the $70,000 that we will need to sustain our operations for the next 12 months will be in connection with expenses associated with our reporting obligations.

Executive Compensation

2.	Please see our prior comment 8. We will be contacting you by telephone in regard to this matter.

RESPONSE:

We have updated the table to conform to Item 402(b) of Regulation S-B; however, we have also disclosed in the footnotes below the table, those items and columns from such table which are not applicable and which have therefore not been included in tabular form.

Part II

Item 26. Recent Sales of Unregistered Securities

3.
Please see prior comment 33 of our initial letter dated January 6, 2007 and prior comment 12 of our June 12, 2007.  As previously requested, please state whether each person who received securities in a 4(2) issuance was accredited or sophisticated with access to information.  We note your response that the one person who received securities in July 2005 under 4(2) had “relevant information concerning the company.

RESPONSE:

We have stated that each of the investors received a copy of the Company’s business plan, and that the Company’s Chief Executive Officer reasonably believed that each investor was a sophisticated investor as defined under Rule 506(b)(2)(ii).

Item 27. Exhibits

4.
We note your statement that you “are members of the Bar of the State of New York and the State of Montana, and you do not express any opinion other than the laws of the state of New York, the State of Montana, the Federal Law of the United States and the Illinois Business Corporation Act of 1983.” (Epazz is, of course, a company incorporated in Illinois.)  You go on to state that your “opinion is based solely upon the Illinois Business Corporation Act of 1983, applicable provisions of the Constitutions of the State of Illinois and reported jurisdiction interpretations interpreting these laws.”  The first sentence appears to express an opinion more narrow than appropriate.  Further, please advise whether you are required to identify the jurisdictions in which you are admitted to practice law when you render and opinion.

RESPONSE:

S.A. Behar & Associates PLLC is no longer giving an opinion on the offering.  The Loev Law Firm, PC has provided an opinion regarding the amended registration statement.  As such, we believe that your prior comment 4 is no longer applicable.

Yours very truly, /S/ John S. Gillies
John S. Gillies
Associate